Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

November  4,  2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn:    Pamela A. Long, Assistant Director

RE:  Dais Analytic Corporation
Registration Statement on Form S-1
Filed on August 11, 2008
File No. 333-152940

Dear Ms. Long:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 24, 2008.  We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

General

1. Please include in the “Amount to be Registered” column of the Calculation of Registration Fee table the total number of the shares to be registered pursuant to the registration statement with footnote disclosure regarding the overlying securities.

Response: We have revised our Calculation of Registration Fee Table accordingly.

2. We note your response to comment 3 in our letter dated September 8, 2008.  However, because of the nature and size of the transaction being registered for the 10% or greater shareholders (the “significant shareholders”) relative to the number of shares outstanding, the offering by the significant shareholders appears to be an “at the market offering of equity securities by or on behalf of the registrant ” under Rule 415(a)(4) of Regulation C.  Since you are not qualified to conduct an offering “at the market,” please reduce the amount of shares being registered for the significant shareholders or file a separate registration statement identifying the significant shareholders as underwriters and include a fixed price at which their securities would be sold for the duration of the offering.

Response:

We have amended the Registration Statement to reduce the number of shares being registered for the significant shareholders by 14,642,308 shares.  The shares removed from the Registration Statement are the shares underlying conversion of the significant shareholders’ notes issued in the Financing and shares already issued and outstanding.  The following table of significant shareholders shows the specific reductions in the shares offered for registration:

			Initial		Reduced
	Shares	Percent of	Shares	Reduction	Shares
Significant Shareholder	Owned	Outstanding	Offered	of Shares	Offered
Counterpoint Ventures LLC	1,424,126	11.70%	249,750	0	249,750
Larry Hopfenspirger	1,500,000	11.20%	1,500,000	-750,000	750,000
Michael Frederick Stone	2,000,000	14.40%	2,000,000	-1,000,000	1,000,000
MSSRPS, LLC	1,500,000	11.20%	1,500,000	-750,000	750,000
Platinum Montaur Life Sciences LLC	6,333,333	35.40%	6,000,000	-5,000,000	1,000,000
RBC Dain Custodian for Leonard Samuels IRA	5,500,000
Leah Kaplan-Samuels and Leonard Samuels JTWROS	1,750,000
	7,250,000	37.90%	7,250,000	-6,250,000	1,000,000
Richardson & Patel LLP	784,616
RP Capital LLC	1,000,000
	1,784,616	14.00%	1,784,616	-892,308	892,308

	21,792,075		20,284,366	-14,642,308	5,642,058

As a result of such reduction, the total number of shares of common stock offered by the significant shareholders is 5,642,058.

Prospectus Summary, page 6

The Financing Transactions, page 8
Financing, page 8

3. We note your revised disclosure in response to comment 9 in our letter dated September 8, 2008.  We also note your disclosure about the number of shares issuable upon the exercise of the warrants being tied to the number of shares issuable upon the conversion of the notes.  Please explain in the filing whether the number of shares issuable upon the warrant exercise would increase or decrease as a result of this contractual provision.  Further explain how you calculated the number of shares underlying the notes and warrants that you seek to register with this registration statement.

Response:  We have revised our disclosure accordingly.

Risk Factors, page 11

4. We note your response to comment 10 in our letter dated September 8, 2008.  As previously requested, please delete the second sentence of the first paragraph.

Response:  We have deleted the second sentence of the first paragraph, accordingly.

5. Please add a risk factor describing the risks of the company if it defaults on the notes issued in the Financing.  Also disclose whether the company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the notes.

Response:  We have included a risk factor describing the risks of the Company if it defaults on the notes issued in the Financing, accordingly.

Selling Shareholder Table, page 56

6. We note your response to comment 28 in our letter dated September 8, 2008.  Since Aegis Capital Corp. and Legend Merchant Group, Inc. are broker dealers that did not receive the securities as compensation for underwriting activities, please revise to reflect that these entities are underwriters with respect to the shares being offered by them.

Response:  We have revised our disclosure accordingly.

7. At the end of the tabular presentation starting on page 64 of the prospectus, please disclose the total value of interest payments, liquidated damages, payments made to finders or placement agents and any other payments or potential payments.

Response:  We have revised our disclosure accordingly.

Report of Independent Registered Public Accounting Firm, page F-20

8. Please have your auditor revise their audit report to include the conformed signature of the firm as required by Rule 2.02(a) of Regulation S-X.

Response:  We have included the revised audit report including the conformed signature of the firm as required by Rule 2.02(a) of Regulation S-X with our filing.

Note 5 – Notes Payable, page 34

9. Please revise your disclosure of the 2007 convertible notes payable to clarify that the calculated intrinsic value of the beneficial conversation feature was greater than the proceeds allocated to the convertible note payable, and therefore, the discount assigned to the beneficial conversion feature was limited to the amount of the proceeds allocated to the convertible note.

Response:  We have revised our disclosure accordingly.

10. We note your response to comment 38 in our letter dated September 8, 2008. However, it is not clear to us how the “remaining notes not converted as part of the inducement carried a principal balance of $425,000”, and not $275,000, if the convertible note payable balance at December 31, 2006 was $1,115,546, and $840,547 of these convertible notes were converted during 2007.  Please advise or revise your disclosure.

Response:  The balance of the convertible notes at December 31, 2006 was $1,115,546.  During February 2007, as demonstrated in our response to comment 35 in our letter dated October 8, 2008, we closed additional convertible notes of $150,000.  The total outstanding balance of the convertible notes of $1,265,546 was repaid with cash of $425,000 and conversion of the remaining $840,546.

Part II

11. We note your response to comment 42 in our letter dated September 8, 2008.  As previously requested, for each transaction listed in this section:

•	name the persons or identify the class of persons to whom the securities were sold; and
•	as to any securities sold otherwise than for cash, disclose the amount of consideration received by the company.

Response:  We have revised our disclosure accordingly.

Signatures, page 80

12. We note your response to comment 43 in our letter dated September 8, 2008.  Please revise to reflect that the registration statement has also been signed by your principal accounting officer or controller.

Response:   We have revised the signature block accordingly.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Addison K. Adams at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

DAIS ANALYTIC CORPORATION

/s/ Timothy N. Tangredi
Timothy N. Tangredi,
Chief Executive Officer